The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

04024314

04 APR -9 AM 7:21

April 7, 2004

Office of International Corporate Fina[redacted]
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

ARBITRATION IN LAND TRUST PROJECT

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

dlw
4/13

04 MAR -9 AM 7:21

March 30, 2004

To whom it may concern:

Name of listed company: Mitsui Trust Holdings, Inc.
Head office address: 33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.: 8309

Arbitration in Land Trust Project

Mitsui Trust Holdings, Inc. hereby announces that regarding the land trust project, which has been entrusted to The Chuo Mitsui Trust and Banking Co., Ltd., a subsidiary of Mitsui Trust Holdings, Inc., as one of the trustees by Osaka City, as the trustor, trustees and trustor agreed to the arbitration at the Osaka Summary Court, as outlined below.

1. Outline of the Project

(1) Trustor and Beneficiary: Osaka City

(2) Trustees: The Chuo Mitsui Trust and Banking Co., Ltd. and two other trust banks

(3) Location: 2-31, Ebisu Higashi 3-chome, Naniwa-ku, Osaka
(Name of the facility: Festivalgate)

(4) Contracting date: March 26, 1991

2. Outline of the Arbitration

The land trust agreement will be terminated on September 30, 2004. Osaka City will reimburse the trustees for the amount of the debt related to the trust project. The three trustees will pay a total settlement of ¥18 billion to the Osaka City on September 30, 2004.

3. Date that agreement was reached through arbitration

March 29, 2004

4. Impact of the event on the performance of Mitsui Trust Holdings, Inc.

There is no change to our projected financial results for the term through March 2004.

[For inquiries concerning this matter]
Public Relations Group
Planning and Coordination Department
Phone: +81-3-5232-8827

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Settlement Administration Department
Attn: Yusuke Hosokawa
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-1056

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Settlement Administration Department